PMU News Release #10-10 TSX: PMU OTCQX: PFRMF September 9, 2010

Pacific Rim Mining Commences Trading on OTCQX

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) common shares commenced trading under the symbol PFRMF at the opening of markets this morning on the OTC market’s highest tier, OTCQX International. Delisting of the Company’s common shares from the NYSE Amex Equities exchange (“NYSE Amex”) as announced on August 19, 2010 (see NR #10-08), took effect concurrently.

“We are pleased to have provided a seamless transition for trading of the Company’s shares, from NYSE Amex to OTCQX,” states Tom Shrake, President and CEO of Pacific Rim. “Pacific Rim and its shareholders have enjoyed a very productive relationship with NYSE Amex over the past eight years and have benefited greatly from the Amex listing. However, it was a sound business decision for Pacific Rim to delist from AMEX as the dilution cost to our shareholder base to maintain our listing, as well as annual ongoing listing fees are simply too costly. Management believes the Company’s shares are better suited to the OTCQX trading platform at this time. US investors can take comfort that Pacific Rim continues as an SEC-registered issuer and will continue to complete the public filings and disclosures commensurate with SEC registration. The Company’s shares may still be purchased and sold through all normal trading channels. The Company remains listed on the Toronto Stock Exchange (“TSX”).

“The OTCQX platform supports a transparent marketplace with high quality issuers, financial information disclosure and efficient trading for U.S. investors,” said R. Cromwell Coulson, President and CEO of Pink OTC Markets. “We are pleased to welcome Pacific Rim Mining to OTCQX.” The innovative OTCQX platform offers companies and their shareholders a level of marketplace services formerly available only on a U.S. stock exchange. For more information and to view a full list of OTCQX companies, visit www.otcqx.com.

Dorsey & Whitney LLP will serve as Pacific Rim’s Principal American Liaison (“PAL”) on OTCQX, responsible for providing guidance on OTCQX requirements.

About the Company
Pacific Rim is an environmentally and socially responsible exploration company focused exclusively on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s most advanced asset is the high grade, vein-hosted El Dorado gold project in El Salvador. The Company recently announced its signing of a binding letter of intent to acquire and explore the Remance gold project in Panama. Pacific Rim also owns several grassroots gold projects in El Salvador and continues to seek additional assets elsewhere in the Americas that fit its focus.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

For further information contact the Company at 604-689-1976 or 1-888-775-7097 or general@pacrim-mining.com or visit www.pacrim-mining.com

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

Cautionary Note Regarding Forward-Looking Information
Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the Company’s PAL representation; and, the Company’s future maintenance of its TSX listing. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The TSX, OTCQX and NYSE Amex have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com